EXHIBIT 99.1

17 Altalef Street
Yehud Industrial Zone, Israel 5610001
T:  972-3-539-1444   F:  972-3-536-6245
www.magalsecurity.com

Magal Security Systems Awarded $9.0 Million Project for a Major African
Seaport Integrated Security System

YEHUD, ISRAEL – December 28, 2020, Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video, and access control security products and solutions, as well as critical site management, announced the award of a $9.0 million project for the renewal of the integrated security system and system upgrades for a major seaport in Africa.

The award, from a long-term customer, is for a three-year project which includes the renewal of IT and communication infrastructure, along with a significant upgrade to the port’s security system. The award also provides for the installation of an extensive array of cameras with day and night vision capabilities and automated gates to improve port efficiency, along with a new control room. The control room will feature the latest version of Magal's state of the art command and control software (PSIM), FORTIS, that will integrate all the security devices and systems throughout the seaport. Magal's dynamic FORTIS command and control capabilities provide holistic integration of security and operational systems into one comprehensive, high availability platform in the control room. The new version of FORTIS fully integrates video management, advanced debriefing capabilities, video tracking, and privilege and access hierarchy, allowing operators and authorized personnel to rapidly respond to real-time events, recognize threats and identify suspicious individuals.

Mr. Dror Sharon, Chief Executive Officer of Magal, said, "This award highlights two key strategic goals for Magal in 2020 – increase our recurring revenues and expand project revenues in key territories where we have not been as impacted by COVID-19 restrictions.  Africa has been an important region for Magal this year. We have landed several new critical infrastructure projects and expanded contracts with existing customers. This upgrade and maintenance project award for a major seaport is an endorsement of the trust and confidence that Magal's customers have in our capabilities, technology and services. Our teams on the ground and our differentiated solutions, based on advanced technology and software, continue to deliver a competitive advantage to Magal in this crucial and dynamic region."

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis, our cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, and as mentioned in this press release, there is uncertainty about the spread of the Coronavirus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general.

For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO +972-3-539-1421 dianeh@magal-s3.com www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com